UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

Papa John's International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813  10  2

(CUSIP Number)

Lance Tucker, 11411 Park Road, Anchorage, KY  40223, (502) 253-4347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813 10 2

1.	Names of Reporting Persons John H. Schnatter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,483,174

	8.	Shared Voting Power

	9.	Sole Dispositive Power 6,476,789

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,483,174

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.3%

14.	Type of Reporting Person (See Instructions)

Item 1.	Security and Issuer
See cover page.

Item 2.	Identity and Background
No change from amendment 22.

Item 3.	Source and Amount of Funds or Other Consideration
No change from amendment 22.

Item 4.	Purpose of Transaction

This filing is being made to update holdings and percentages previously disclosed.

On June 22, 2007, Mr. Schnatter made a gift of 8,000 shares of Common Stock.

On August 23, 2007, the John H. Schnatter Family Foundation sold 10,000 shares of Common Stock at an average price of $27.11 per share in open market transactions under Rule 144 of the Act.

From August 24 through August 29, 2007 Mr. Schnatter sold 322,400 shares of Common Stock at an average price of $26.52 per share in open market transactions under Rule 144 of the Act.

From November 12 through December 13, 2007, Mr. Schnatter made gifts of 23,100 shares of Common Stock.

Subsequent to these transactions, Mr. Schnatter directly or indirectly owns or has voting power with respect to a total of 6,483,174 shares of Common Stock, as follows: 4,909,580 shares owned directly; 1,268,052 owned by The JHS Family Limited Partnership; 210,542 shares subject to options that are currently exercisable or exercisable by Mr. Schnatter within 60 days of this filing; and 95,000 shares owned by the John H. Schnatter Family Foundation, in which Mr. Schnatter holds voting power, but no pecuniary interest.

By virtue of his stock ownership, and his position as Founder Chairman of the Board of the Company, Mr. Schnatter may be deemed to be in control of the Company. Mr. Schnatter may from time to time sell additional shares of Common Stock in order to diversify his assets or make charitable or other gifts of shares.

Item 5.	Interest in Securities of the Issuer

(a)   6,483,174 (22.3%)

(b)   Sole voting power: 6,483,174

Shared voting power: 0

Sole dispositive power: 6,476,789

Shared dispositive power: 0

(c)   Mr. Schnatter made sales, gifts and transfers of shares of Common Stock as described in Item 4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No changes from Amendment 22.

Item 7.	Material to be Filed as Exhibits
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2008
Date

/s/ John H. Schnatter
Signature

John H. Schnatter
Name/Title